EXHIBIT 21.1

Subsidiaries of the Registrant

The following lists the subsidiaries of the registrant:

Subsidiary / dba	State / Country of Incorporation
Games of Nevada, Inc.	Nevada
MGC, Inc.	Nevada
Mikohn Gaming Australasia Pty. Ltd.	Australia
Mikohn Europe, BV	The Netherlands
Mikohn Foreign Sales Corporation	Barbados
Mikohn International, Inc.	Nevada
Mikohn Nevada	Nevada
Progressive Games, Inc.	Delaware